                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment Number One)

                             WESTPORT BANCORP, INC.
     ......................................................................
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
     ......................................................................
                         (Title of Class of Securities)

                                    961243102
     ......................................................................
                                 (CUSIP Number)
                                GEORGE H. DAMMAN
                                  P. O. BOX 201
                             GREENS FARMS, CT 06436

                               PHONE 203 222-6811
      .....................................................................
      (Name, Address and Telephone Number of Person to Receive Notices and
                                 Communications)

                                 April 29, 1995
      .....................................................................
             (Date of Event which Requires Filing of this Statement)

     Check the following box if a fee is being paid with this statement / /






                                Cover Page 1 of 2

- --------------------------------------------------------------------------------
         1)      Names of Reporting Persons, S.S. or I.R.S.Identification Nos.
                 of Above Persons....................................
                                George H. Damman
- --------------------------------------------------------------------------------

         2)      Check the Appropriate Box if a Member of a Group (see
                 Instructions...................................................
                    (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                    (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
         3)      SEC Use Only...................................................
- --------------------------------------------------------------------------------
         4)      Source of Funds (See Instructions).......................... PF
- --------------------------------------------------------------------------------
         5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)..........................................
- --------------------------------------------------------------------------------
         6)      Citizenship or Place of Organization...................... U.S.
- --------------------------------------------------------------------------------

  Number of      (7) Sole Voting Power . . . . . . .  373,650
Shares Bene-     ---------------------------------------------------------------
  ficially       (8) Shared Voting Power . . . . . .        0
  Owned by       ---------------------------------------------------------------
Each Report-     (9) Sole Dispositive Power. . . . .  373,650
 ing Person      ---------------------------------------------------------------
    With        (10) Shared Dispositive Power  . . .        0
- --------------------------------------------------------------------------------

         11)     Aggregate Amount Beneficially Owned by Each Reporting
                 Person . . . . . . . . . . . . . . . 373,650
- --------------------------------------------------------------------------------
         12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions). . . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
         13)     Percent of Class Represented by Amount in Row (11) 7.2%
- --------------------------------------------------------------------------------

         14)     Type of Reporting Person (See Instructions). . . . . . . . . IN
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................

                                Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D AMENDMENT NO.1
GEORGE H. DAMMAN
Page 1 of 1 Page

         This statement which is filed on behalf of George H. Damman constitutes Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 16, 1994 (the "initial 13D") with respect to the common stock, par value, $.01 per share (the "Common Stock") of Westport Bancorp, Inc., (the "company") which has its principal executive offices at 87 Post Road East, Westport, Connecticut. Other than as set forth herein, there has been no change in the information disclosed in any of the Items to the Initial
Schedule 13D, a copy of which is attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Item 3 is hereby amended to read as follows:

                 On April 27, 1995 Mr. Damman exercised warrants to purchase 100,000 shares of Common Stock of Westport Bancorp, Inc.,

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby amended to read as follows:

                 (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Damman is amended to 373,650 shares which represent 7.2% of the Common Stock of Westport Bancorp, Inc.

                 The number of issued shares of Common Stock of Westport Bancorp, Inc., increased significantly immediately prior to April 29, 1995, as the result of other shareholders exercising warrants to purchase additional shares of Common Stock and their conversion of Convertible Preferred shares into Common Stock of Westport Bancorp, Inc.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

May 9, 1995
......................................................................
Date

/s/ George H. Damman
......................................................................
Signature

George H. Damman
......................................................................
Name/Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                 FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


WESTPORT BANCORP, INC.
...............................................................................
                               (Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
...............................................................................
                        (Title of Class of Securities)

961243102
...............................................................................
                                (CUSIP Number)
GEORGE H. DAMMAN
P. O. BOX 201
GREENS FARMS, CT 06463

PHONE 203 226-6811
...............................................................................
     (Name, Address and Telephone Number of Person to Receive Notices and
                               Communications)

JANUARY 1, 1994
...............................................................................
           (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement /X/
- -------------------------------------------------------------------------------
         1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons....................................
GEORGE H. DAMMAN
- -------------------------------------------------------------------------------
         2)      Check the Appropriate Box if a Member of a Group (see
                 Instructions..................................................
                    (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                    (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
- -------------------------------------------------------------------------------
         3)      SEC Use Only..................................................
- -------------------------------------------------------------------------------
         4)      Source of Funds (See Instructions)......................... PF
- -------------------------------------------------------------------------------
         5)      Check if Disclosure of Legal Proceedings is Required
                 Pursuant to Items 2(d) or 2(e)................................
- -------------------------------------------------------------------------------
         6)      Citizenship or Place of Organization..................... U.S.
- -------------------------------------------------------------------------------

                                Cover Page 1 of 2

- --------------------------------------------------------------------------------
 Number of       (7) Sole Voting Power . . . . . . .  373,650
Shares Bene-     ---------------------------------------------------------------
  ficially       (8) Shared Voting Power . . . . . .        0
  Owned by       ---------------------------------------------------------------
Each Report-     (9) Sole Dispositive Power. . . . .  373,650
 ing Person      ---------------------------------------------------------------
    With        (10) Shared Dispositive Power  . . .        0
- --------------------------------------------------------------------------------

         11)     Aggregate Amount Beneficially Owned by Each Reporting
                 Person . . . . . . . . . . . . . . . 373,650
- --------------------------------------------------------------------------------
         12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions). . . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
         13)     Percent of Class Represented by Amount in Row (11). . . . 11.0%
- --------------------------------------------------------------------------------
         14)     Type of Reporting Person (See Instructions). . . . . . . . IN
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................
         ..........................................................

                                Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
GEORGE H. DAMMAN
Page 1 of 4 Pages


ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock of Westport Bancorp, Inc. (Note: all 2000 shares of Westport Bancorp, Inc. Series A Convertible Preferred Stock owned by Mr. Damman being treated herein as fully converted based on 1 Preferred share equaling 100 Common shares) issued by Westport Bancorp, Inc. which has its principal executive offices at 87 Post Road East, Westport, CT 06880.

ITEM 2. IDENTITY AND BACKGROUND

        (a)  This statement is filed by George H. Damman, a natural person.

        (b) The residence address of Mr. Damman is 86 Clapboard Hill Road, Westport, CT 06880

        (c) Mr. Damman is the President of Damman Associates, Inc. (insurance brokerage) and is a Director of Westport Bancorp, Inc., a Delaware holding company and The Westport Bank & Trust Company, a bank and trust company chartered under Connecticut law with executive offices at 87 Post Road East, Westport, CT 06880.

        (d)  Mr. Damman has never been convicted in a criminal proceeding.

        (e) Mr. Damman has never been a party to any judicial or administrative civil proceeding relating to federal or state securities laws.

        (f)  Mr. Damman is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of funds or other consideration used or to be used by Mr. Damman in making purchases of the common stock of Westport Bancorp, Inc. of which he is the beneficial owner are as follows:

        73,650 shares individually owned were purchased by Mr. Damman with personal funds and were acquired before January 1, 1994;

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
GEORGE H. DAMMAN
Page 2 of 4 Pages

        200,000 shares represent Common Stock which Mr. Damman would own if he were to convert all of his 2000 shares of Series A Convertible Preferred Stock, pruchased with $200,000 of personal funds directly from Westport Bancorp, Inc., into Westport Bancorp, Inc. Common Stock; and

        100,000 shares represent Common Stock which Mr. Damman would own if he were to exercise all of his warrants to purchase Common Stock, which Warrants were acquired as part of the Series A Convertible Preferred Stock offering at no additional cost to Mr. Damman.

        Note: Mr. Damman disclaims beneficial ownership of 4,023 shares held by his spouse.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose Mr. Damman acquired the shares of Westport Bancorp, Inc. which he presently owns in his individual name was for personal investment. The remainder of the shares beneficially owned by Mr. Damman are, in fact, not actually owned by Mr. Damman and will not be actually owned by him until such time as he A) exercises his rights to convert all of his 2000 shares of Series A Convertible Preferred Stock into Common Stock of Westport Bancorp, Inc.; and B) exercises his rights under all of the Warrants he holds as owner of Convertible Preferred Stock.

        The Convertible Preferred Stock of Westport Bancorp, Inc. owned by Mr. Damman may be converted into shares of Westport Bancorp, Inc. Common Stock on the basis of one Convertible Preferred share upon conversion becoming one hundred shares of Common Stock.

        The Westport Bancorp, Inc. Warrants owned by Mr. Damman can be exercised by him to purchase 50 shares of Westport Bancorp, Inc. Common Stock for each share of Series A Convertible Preferred Stock upon payment of $.75 per Common share, or a total of 100,000 shares of Common Sotck of Westport Bancorp, Inc. if all Warrants owned by Mr. Damman are exercised.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
GEORGE H. DAMMAN
Page 3 of 4 Pages

         by Mr. Damman is 373,650 shares which represent 11.0% of the Common Stock of Westport Bancorp, Inc.

         (b) As to the number of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Damman he has:

              sole power to vote or to
              direct the vote as to . . . . . . . . . . .    373,650 shares;

              shared power to vote or to
              direct the vote as to . . . . . . . . . . .          0 shares;

              sole power to dispose or to
              direct the disposition of . . . . . . . . .    373,650 shares; and

              shared power to dispose or to
              direct the disposition of . . . . . . . . .          0 shares.

         (c) On January 1, 1994, Mr. Damman became entitled to exercise rights to purchase 100,000 shares of Westport Bancorp, Inc. Common Stock for $.75 per share pursuant to Warrants owned by Mr. Damman.

         (d)  This subparagraph does not apply to Mr. Damman.

         (e)  This subparagraph does not apply to Mr. Damman.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between Mr. Damman and any other person or entity or group of persons or entities with respect to any securities of Westport Bancorp, Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Appended to this statement are copies of Mr. Damman's Warrant Certificate; and a copy of the Westport Bancorp, Inc. Prospectus for 8,067,871 Shares of Common Stock, Par Value $.01 Per Share, which contains a description of both the Convertible Preferred Stock of Westport Bancorp, Inc., shares of which are owned by Mr. Damman, as well as a description of the Warrants owned by Mr. Damman, which were issued by Westport Bancorp, Inc. in conjunction with its offering of Convertible Preferred Stock.

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
GEORGE H. DAMMAN
Page 4 of 4 Pages



SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 10, 1994
...............................................................................
Date



/s/ GEORGE H. DAMMAN
...............................................................................
Signature



George H. Damman
...............................................................................
Name/Title


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)